Jay Williamson
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  020549

Correspondence

Re SEC Comment Letter dated October 25, 2010

Dear Mr. Williamson:

Javo Beverage Company, Inc. requests until December 31, 2010 to response to you SEC comment letter dated October 25, 2010 re Javo Beverage Company, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 and Schedule 14A Filed April 16, 2010.  The extra time is required due to our limited staff, our director of accounting being hospitalized and out of the office for neck surgery, continued higher than expected demands on time required by the financial advisors we hired to help us restructure our capitalization and the additional time required related to preparation and for attending meetings among management and our board of directors.  In addition, the holiday season is upon us and we have limited access to the Company’s accounting and securities advisory team.

We have filed the Form 8K, the SEC required related to the 2009 accounting change which had previously been shown in the original Form 10K for 2009.

Thank you,

/s/ Richard A. Gartrell
Richard A. Gartrell
Javo Beverage Company, Inc.
CFO
760-560-5286 ext. 110
949-233-6868